

Mail Stop 3720

May 11, 2009

Jeffery R. Gardner
President and Chief Executive Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

> **Re:** **Windstream Corporation**
> **Definitive Proxy Statement**
> **Filed March 23, 2009**
> **File No. 001-32422**

Dear Mr. Gardner:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,
/s

Larry Spirgel
Assistant Director